UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 5)

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FX Energy, Inc.

(Name of Subject Company)

FX Energy, Inc.

(Name of Persons Filing Statement)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

302695101

(CUSIP Number of Class of Securities)

David N. Pierce
Chief Executive Officer
FX Energy, Inc.
3006 Highland Drive, Suite 206
Salt Lake City, Utah 84106
Telephone (801) 486-5555
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

with copy to:

Charles H. Still, Jr.
Gary W. Orloff
Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002
(713) 223-2300

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by FX Energy, Inc., a Nevada corporation (the “Company”) with the Securities and Exchange Commission (“SEC”) on October 27, 2015 (as amended and supplemented from time to time and together with exhibits, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Kiwi Acquisition Corp., a Nevada corporation (“Merger Sub”) and a wholly-owned subsidiary of ORLEN Upstream Sp. z o.o., a Polish private limited company (“ORLEN Upstream”), to purchase any (subject to the Minimum Tender Condition) and all of the outstanding shares of the Company’s common stock, $0.001 par value (the “Shares”), at a price per Share of $1.15, net to the seller thereof in cash, without interest, and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related form of letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Merger Sub and ORLEN Upstream with the SEC on October 27, 2015.  The Offer to Purchase and the Letter of Transmittal have been filed as exhibits (a)(1)(A) and (a)(1)(B) respectively to the Schedule 14D-9.

Except as otherwise provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 2.                                 Identity and Background of Filing Person.

Item 2 (“Identity and Background of Filing Person”) of the Schedule 14D-9 is hereby amended and supplemented to include the following information:

“The Offer, which was previously scheduled to expire at 12:01 a.m., Eastern Time, on Saturday, December 5, 2015, is being extended in accordance with the Merger Agreement until 12:01 a.m., Eastern Time, on Tuesday, December 8, 2015 (unless further extended) to provide the holders of Shares with additional time to consider the Offer.  Except for the extension of the Offer, all other terms and conditions of the Offer remain unchanged.”

Item 8.                                 Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby further amended and supplemented by replacing and restating the second paragraph in the subsection entitled “Item 8. Additional Information—Certain Litigation” with the following:

“On November 17, 2015, the Company, ORLEN Upstream and Merger Sub appeared before Judge Elizabeth Gonzalez of the Eighth Judicial District Court in Clark County, Nevada in response to the Richards Lawsuit and agreed to extend the expiration of the Offer until 12:01 a.m., Eastern Time, on Saturday, December 5, 2015 (unless further extended) to allow for limited expedited discovery and to accommodate the Court’s calendar.  The Court set a hearing for Thursday, December 3, 2015 to rule on plaintiffs’ motion for preliminary injunctive relief.  At the hearing on December 3, 2015, the Court denied the plaintiffs’ motion for preliminary injunctive relief.”

Item 9.                                 Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(H)	Press Release issued by the Company, dated December 4, 2015, announcing the extension of the Offer.

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FX Energy, Inc.

	By:	/s/ David N. Pierce
David N. Pierce
Chief Executive Officer
Dated: December 4, 2015

2